

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Michael Hansen, President
MediaNet Group Technologies, Inc.
Boca Center Tower 1
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

      Re: MediaNet Group Technologies, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed September 3, 2010
             File No. 000-49801

Dear Mr. Hansen:

      We have completed our review of your filing and do not have any further comments at this time.

           Sincerely,

           H. Christopher Owings
           Assistant Director

cc: David E. Wells
       Hunton & Williams LLP
       Via Facsimile